UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULES 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 4, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Regulatory News Service Announcement dated June 4, 2021 entitled “VODAFONE CLOSES US$2.45 BILLION HYBRID SECURITIES OFFERING”.

Released: June 4, 2021

RNS Number: 9313A

Vodafone Group Plc

4 June 2021

VODAFONE CLOSES US$2.45 BILLION HYBRID SECURITIES OFFERING

On 4 June 2021, Vodafone Group Plc (“Vodafone”) closed a US$2.45 billion hybrid securities offering. The securities are due on 4 June 2081. Vodafone has applied to list the securities on the Nasdaq Global Market.

Vodafone has generated net proceeds of U.S.$2,432,850,000 from the sale of the hybrid securities. Vodafone intends to use these net proceeds for general corporate purposes, which may include funding repurchases of ordinary shares issued in connection with the £1,720,000,000 1.50% Subordinated Mandatory Convertible Bonds due 2022.

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the use of proceeds from Vodafone’s SEC-registered capital securities offering. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” beginning on page 62 of Vodafone’s Annual Report on Form 20-F for the financial year ended 31 March 2020, ‘‘Risk Factors’’ beginning on page 42 of Vodafone’s Half-Year Report for the six months ended 30 September 2020 and “Risk Factors” beginning on page 39 of Vodafone’s Preliminary Results for the financial year ended 31 March 2021. The Half-Year Report and the Annual Report on Form 20-F can be found on Vodafone’s website (www.vodafone.com/investor). Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Disclaimer

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	June 4, 2021	By:	/s/ Jamie Stead
		Name:	Jamie Stead
		Title:	Group Treasury Director